SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION Reports Record First Quarter 2006 Results dated April 27, 2006.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Reports Record First Quarter 2006 Results

Thursday April 27, 8:00 am ET

EPS of $0.13 Exceeds Forecast

Revenues Are on Target at $20.1 Million

FAIR LAWN, N.J.--(BUSINESS WIRE)--April 27, 2006--RADVISION (Nasdaq: RVSN -
News) today announced that revenues for the first quarter of 2006 were $20.1 million, representing a 24% increase from $16.3 million reported in the first quarter of 2005 and on target with the Company's forecast.

Operating income for the first quarter of 2006 was $1.9 million. Excluding the effect of stock-based compensation expense related to the adoption of FAS123R, the Company reported operating income of $2.9 million. This compares with operating income of $1.9 million in the first quarter of 2005.

Net income for the 2006 first quarter was $2.9 million, or $0.13 per diluted share. Excluding the effect of stock-based compensation expense, net income was $3.9 million or $0.17 per diluted share. This compares with $2.5 million or $0.11 per diluted share reported in the 2005 first quarter.

The Company had forecast that 2006 first quarter net income would be $2.1 million or $0.09 per diluted share including the effect of stock-based compensation. The Company's forecast for net income excluding the effect of stock-based compensation expense was $3.3 million, or $0.14 per diluted share.

Business unit revenues for the first quarter of 2006 consisted of $14.1 million in Networking Business Unit (NBU) sales and $6.0 million in Technology Business Unit (TBU) sales, representing increases of 32% and 8%, respectively, over the first quarter of 2005 and in line with the Company's forecast.

The Company ended the first quarter of 2006 with approximately $135.7 million in cash and liquid investments, an increase of $10.7 million from December 31, 2005, and equivalent to $6.17 per basic share. The increase reflects cash flow of $8.5 million from operations and income of $3.0 million from the exercise of options, offset by $800,000 in capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "The 23% increase in our revenues led to a record first quarter for RADVISION. This included an additional $1.8 million in revenues from the Defense Information Systems Agency
(DISA) DVS-II project for the U.S. Department of Defense that we won with Northrop Grumman and Cisco in the fourth quarter of 2005. These revenues related to sales of key network access components and were made through Cisco. We also saw strong growth in total revenues in the first quarter from Cisco, our largest channel partner.

"Our first quarter results also include the contribution of Click to Meet(TM), our desktop software solution, which we acquired in late March 2005. Our success with Click to Meet is reflected in a 53% sequential increase in its sales as well as in our announcement today that we have partnered with leading conferencing service provider, InterCall, and with Glowpoint, the leader in IP-based video communications services, to deliver an advanced video conferencing service for use with the Microsoft(R) Office Live Meeting web collaboration application by pairing it with Click to Meet. This follows our first quarter announcement that Allstream, a leading Canadian communications service provider, licensed Click to Meet to upgrade Live Meeting to video.

"3G revenues in our NBU grew 84% from the 2005 first quarter due to five important wins in Asia Pacific and the contribution from a major deal in Europe that was reported previously. In total, our 3G and desktop solutions represented nearly half of our first quarter NBU revenues and we expect that they will be significant levers for our future growth. We took an important step forward in this regard with the expansion of our partnership with AETHRA, which will make both our 3G and Click to Meet solutions available to their customers under the AETHRA name.

"We also achieved continued growth in our TBU in the first quarter with strong license sales for our 3G-324M and SIP toolkits, which are used by equipment designers to develop products both for today's and tomorrow's technology for video and multimedia services over wireless broadband. We introduced a Java version of our SIP toolkit in the first quarter and were also pleased to win the exclusive license from Microsoft to provide Live Communications Server-Compatible SIP toolkits."

Mr. Raviv concluded: "Our accomplishments in the first quarter were built upon our Company's distinctive vision and the path we have followed towards the convergence of voice, video and data."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the second quarter 2006 to be approximately $21.5 million and net income to approximate $3.1 million or $0.14 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.2 million or $0.05 per diluted share. Excluding this item, second quarter 2006 net income is expected to be $4.3 million or $0.19 per diluted share. That compares to second quarter 2005 revenues of $17.5 million and net income of $2.9 million or $0.13 per diluted share.
(Full details are available on the Company's web site at www.radvision.com.)

First Quarter 2006 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its first quarter 2006 results and second quarter outlook, today, Thursday, April 27, 2006 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-323-2711 (International dialers can call +1-212-547-0460) by 8:45 a.m. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available in the Investor Relations section of the company's website at www.radvision.com.

Simply click on the following link or copy it onto your browser:
www.radvision.com/CorporateInformation/Investors/IR_1Q06_webcast.htm.

A PowerPoint presentation highlighting key financial metrics as well as the second quarter 2006 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on April 27th and will be archived on the website until the end of the second quarter. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on May 4th. To access the replay, please dial 1-800-294-50874 (International dialers can call +1-402-220-9780).

About RADVISION

RADVISION Ltd. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information, please visit our website at www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-Fj. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                 RADVISION LTD.
                        Consolidated Statements of Income
             Reconciliation of GAAP to NON-GAAP Operating Results(1)
          (U.S. Dollars in thousands, except per share data)


                                   Three months ended
                                       March 31,
                  ----------------------------------------------------
                                   2006                       2005
                  --------------------------------------   -----------
                                       (Unaudited)
                  ----------------------------------------------------
                                 Non GAAP
                                adjustment
                  GAAP results  share-based   Non GAAP    GAAP results
                     (as        compensation   results        (as
                    reported)       (1)       Pro Forma     reported)
                  ------------ ------------- ------------ ------------

Revenues          $    20,136  $          -  $    20,136  $    16,280
Cost of revenues        3,651            69        3,582        2,776
                   -----------  ------------  -----------  -----------

Gross profit           16,485            69       16,554       13,504
                   -----------  ------------  -----------  -----------

Operating costs
 and expenses:
  Research and
   development          5,745           299        5,446        4,655
  Marketing and
   selling              7,399           439        6,960        5,757
  General and
   administrative       1,461           221        1,240        1,159
                   -----------  ------------  -----------  -----------

Total operating
 costs and
 expenses              14,605           959       13,646       11,571
                   -----------  ------------  -----------  -----------

Operating income        1,880         1,028        2,908        1,933
Financial income,
 net                    1,271             -        1,271          561
                   -----------  ------------  -----------  -----------

Income before
 taxes on income        3,151         1,028        4,179        2,494
Taxes on income,
 net                      254             -          254            -
                   -----------  ------------  -----------  -----------

Net income        $     2,897  $      1,028  $     3,925  $     2,494
                   ===========  ============  ===========  ===========

Basic net
 earnings per
 Ordinary share   $      0.13  $       0.05  $      0.18  $      0.12
                   ===========  ============  ===========  ===========

Weighted average
 number of shares
 outstanding
 during the
 period - basic    21,995,368                 21,995,368   20,714,218
                   ===========                ===========  ===========

Diluted net
 earnings per
 Ordinary share   $      0.13  $       0.04  $      0.17  $      0.11
                   ===========  ============  ===========  ===========

Weighted average
 number of shares
 outstanding
 during the
 period - diluted  22,460,281                 22,460,281   22,033,189
                   ===========                ===========  ===========


(1) To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses we recorded for stock compensation in accordance with SFAS 123R. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management, and investors as these NON-GAAP results exclude the expenses we recorded for stock compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

                                 RADVISION LTD.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                                   March 31, Dec. 31,
                                                     2006      2005
                                                   --------- ---------
   ASSETS                                          Unaudited  Audited

CURRENT ASSETS:
  Cash and cash equivalents *)                     $ 17,137  $ 32,927
  Short-term bank deposits *)                        31,900    17,503
  Short-term marketable securities *)                42,134    46,015
  Trade receivables, net                              8,712    12,257
  Other accounts receivable and prepaid expenses      3,505     4,318
  Inventories                                         3,520     2,593
                                                    --------  --------

Total current assets                                106,908   115,613
                                                    --------  --------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits *)                         16,343    11,395
  Long-term marketable securities *)                 28,145    17,111
  Severance pay fund                                  2,958     2,931
                                                    --------  --------

Total long-term investments and receivables          47,446    31,437
                                                    --------  --------

Property and equipment, net                           3,551     3,190
                                                    --------  --------

Goodwill                                              2,966     2,966
                                                    --------  --------

Intangible assets, net                                3,269     3,542
                                                    --------  --------

Total assets                                       $164,140  $156,748
                                                    ========  ========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $  1,495  $  1,783
  Deferred revenues                                   8,777     8,533
  Accrued expenses and other accounts payable        12,087    12,122
                                                    --------  --------

Total current liabilities                            22,359    22,438
                                                    --------  --------

Accrued severance pay                                 3,903     3,643
                                                    --------  --------

Total liabilities                                    26,262    26,081
                                                    --------  --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

  Share capital                                         226       218
  Additional paid-in capital                        119,724   116,446
  Deferred stock compensation                         1,028         -
  Retained earnings (accumulated deficit)            16,900    14,003
                                                    --------  --------

Total shareholders' equity                          137,878   130,667
                                                    --------  --------

Total liabilities and shareholders' equity         $164,140  $156,748
                                                    ========  ========

*) Total cash and liquid investments               $135,659  $124,951
                                                    ========  ========

Contact:
Corporate:
RADVISION Ltd.
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  April 27, 2006